82-34640

File number 82 - 524

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

RECEIVED
2004 JUN -3 A 10: 18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04030521

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

24 May 2004

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

Since our previous submission to you on 14 May 2004, I enclose recent releases to the London Stock Exchange.

AGM Statement - 20 May 2004

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

PROCESSED
JUN 10 2004
THOMSON FINANCIAL

Ms. Jenni Horn
Company Secretariat Assistant

Enc.

dw 6/9

Company	Friends Provident PLC
TIDM	FP.
Headline	AGM Statement
Released	14:00 20 May 2004
Number	9117Y

RNS Number:9117Y
Friends Provident PLC
20 May 2004

Friends Provident plc Annual General Meeting

Friends Provident plc announces that all resolutions proposed at its Annual General Meeting held today, Thursday 20 May 2004, were duly passed and the results of the proxy votes are available on www.friendsprovident.com/agm. Copies of the resolutions passed (other than resolutions concerning ordinary business) will be submitted to the UK Listing Authority for publication through its Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. 020 7676 1000

- Ends -

For further information, please contact:

Nick Boakes	Friends Provident plc	020 7760 3131
Di Skidmore	Friends Provident plc	020 7760 3131
John Coles	Bell Pottinger Financial	020 7861 3868

Ref: E090

Notes to Editors

About Friends Provident

•One of the UK's leading financial services groups

+ •A FTSE 100 company with market capitalisation exceeding £2.4 billion

+ •Comprising two businesses (Friends Provident Life and Pensions Limited and ISIS Asset Management plc) both top ten players in their UK markets

•Financially strong

+ •Financial strength credit ratings categorised 'strong' with outlook 'stable' (Standard & Poor's A+, Moody's A2)

+ •Risk Capital Margin covered over five times (31 December 2003)

+ •Free Asset Ratio 10.1% (31 December 2003)

•Fast-growing

+ •Market share (UK life and pensions) increased more than 25% in 2003

+ •Funds managed by ISIS Asset Management plc exceed £63 billion (as at 31 March 2004) having doubled over the past two years

•Renowned ethical heritage

+ •Founded by Quakers in 1832 to address social needs

+ •Pioneered linking investments with ethical principles (Stewardship, 1984; Responsible Engagement Overlay - reo(R) - 2000)

•Leading-edge systems

+ •Single-platform system capable of accommodating high volumes, cost effectively

+ •Automated interface with back-office IFA and third party systems

•Emphasis on service

+ •Four Star service award - the highest of any listed life and pensions company (source: 2003 Financial Adviser LIA Service Awards)

+ •Member of the Raising Standards Quality Mark Scheme

More 'at a glance' information available at www.friendsprovident.com/fastfacts

END